UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO

FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Results of Special Series “B” Stockholders’ Meeting of Banco Santander (México), S.A., Institución De Banca Múltiple, Grupo Financiero Santander México.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: July 26, 2018

Item 1

BANCO SANTANDER (MÉXICO), S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

SPECIAL SERIES "B" STOCKHOLDERS' MEETING

JULY 24TH, 2018

ITEM I

Appointment and, as the case may be, ratification of the members of the Board of Directors of the Company representing Series “B” shares and the Company’s capital stock.

RESOLUTIONS

FIRST.- “The Special Stockholders' Meeting Series “B” of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México approves the appointment of Mrs. María de Lourdes Melgar Palacios as Alternate Independent Director of this Series.

It also approves the appointment of Mr. Antonio Purón Mier y Terán and Mr. Joaquín Vargas Guajardo as Proprietary Independent Directors and Mr. Jesús Federico Reyes Heroles González Garza as Alternate Independent Director of this Series”.

SECOND.- “The Special Stockholders' Meeting Series “B” of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México approves the ratification of the other members of the Board of Directors representing the Series “B” Shares, such that the board composition shall be as follows:

BANCO SANTANDER (MÉXICO) S.A.
Independientes Serie “B”
D. Antonio Purón Mier y Terán	D. Jesús Federico Reyes Heroles González Garza
D. Fernando Benjamín Ruíz Sahagún	D. Enrique Krauze Kleinbort
D. Alberto Torrado Martínez	D. Guillermo Francisco Vogel Hinojosa
D. Joaquín Vargas Guajardo	D. María de Lourdes Melgar Palacios

ITEM II

Appointment of special delegates to formalize and carry out the resolutions adopted at the Meeting.

RESOLUTION

THIRD.- "The Meeting designates as Special Delegates of this Meeting Mr. Marcos Alejandro Martínez Gavica, Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil, so that they, in the name and on behalf of the Company, indistinctively, may appear before the Notary Public of their choice to formalize all or part of the minutes of this Meeting as considered necessary or convenient, and to carry out all other steps that may be necessary in order to comply with the resolutions adopted by the Meeting.

Likewise, the Secretary and Alternate Secretary of the Board of Directors of the Company are empowered to issue simple or certified copies of these minutes as they are requested”.